EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Nine Months Ended September 30, 2017

	Earnings before fixed charges:
	Income from operations before income taxes and equity in earnings of unconsolidated joint ventures and after distribution of earnings from unconsolidated joint ventures	$162,812
Add:	Interest expense	64,534
	Depreciation expense on capitalized interest	1,654
	Amortization of deferred financing costs	2,811

	Earnings before fixed charges	$231,811

	Fixed charges:
	Interest expense	$64,534
	Amortization of deferred financing costs	2,811
	Capitalized interest	16,133

	Fixed charges	83,478

	Preferred unit distributions	354

	Combined fixed charges	$83,832

	Ratio of earnings to fixed charges	2.78

	Ratio of earnings to combined fixed charges	2.77